

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

<u>Via Facsimile</u>
Jeremy R. Mork
President
Red Jade Holdings Limited
4519 Admiralty Way, Suite A
Marina del Rey, California 90292

     Re: **Red Jade Holdings Limited**
              Registration Statement on Form 10-12G
              Letter Filed May 26, 2011
              Form 10-Q/A for fiscal quarter ended March 31, 2011
              Filed May 16, 2011
              File No. 000-54103

Dear Mr. Mork:

We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your registration statement, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Amendment No. 1 to Form 10-Q for the fiscal quarter ended March 31, 2011</u>

<u>Exhibit 32</u>

1.   We note that your certification furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to "Red Jade Limited." Please amend to include a currently signed and dated certification that refers to the proper entity, Red Jade Holdings Limited. The amendment should include the entire filing with the revised certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin   for

Amanda Ravitz
Assistant Director

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